Exhibit 99.1

Mobileye Announces Satisfaction of
Antitrust Clearance Condition
for Tender Offer By Intel

Tender Offer to Expire August 7, 2017

JERUSALEM, Israel – August 1, 2017 – (NYSE: MBLY) – Mobileye N.V. (“Mobileye” or the “Company”), the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced that on July 31, 2017 the Korea Fair Trade Commission approved the previously announced all cash tender offer by Cyclops Holdings, LLC (“Cyclops”), a wholly-owned subsidiary of Intel Corporation (“Intel”), to purchase all of the outstanding ordinary shares of Mobileye pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops and Mobileye (the “Purchase Agreement”).

As a result of the approval of the tender offer from the Korea Fair Trade Commission, all required antitrust clearances have now been obtained.

Mobileye also announced that Intel and Mobileye have agreed that the tender offer will expire at 5:00 p.m., New York City time, on August 7, 2017, unless the tender offer is extended or earlier terminated, in either case pursuant to the terms of the Purchase Agreement. The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on August 11, 2017. Mobileye shareholders are urged to tender their shares into the tender offer prior to its expiration. Mobileye shareholders who have already tendered and not withdrawn their ordinary shares of Mobileye do not have to re-tender their shares or take any other action as a result of the revision of the expiration date of the tender offer.

Completion of the tender offer remains subject to additional conditions described in the tender offer statement on Schedule TO filed by Cyclops with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2017 (as amended and supplemented, the “Schedule TO”), including that at least 67 percent of Mobileye’s outstanding shares be validly tendered and not withdrawn prior to the expiration of the tender offer (including any extensions). Intel further announced that if all of the conditions to the tender offer are satisfied and the offer expires as now scheduled on August 7, 2017, then Intel anticipates that the closing of the tender offer will occur on August 8, 2017.

D.F. King & Co. is acting as information agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to D.F. King toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from more than 25 global automakers. The Company’s products are also available in the aftermarket.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye or any other securities. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed with the SEC by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9, has been filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 966-9021 (for shareholders) or collect at (212) 269-5550 (for banks and brokers).

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016. The Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Dan Galves

CCO / SVP

dan.galves@mobileye.com

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